Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Letter from Helge Lund:
A historic milestone
Dear colleagues. We have today announced an agreement to merge Hydro’s oil and gas activities with Statoil. This is a historic milestone.
Together, we will create a strong energy company of global significance, with around 31,000 employees, an expected production in 2007 of about 1.9 million barrels of oil equivalent per day and 6.3 billion barrels of proven oil and gas reserves. We will be the world’s largest offshore operator, with distinct capabilities along the whole oil and gas value chain.
The industrial logic of combining forces has been evident to me for a time. Both companies have experienced that the global competition over business opportunities and the race for talented people are becoming increasingly fierce, and we are convinced that we will achieve more together. At the same time, Hydro has decided that its aluminium business is strong enough to stand on its own.
The time is right to join forces.
I think Statoil and Hydro are a perfect fit.
The merged company will be characterised by several qualities and business strengths.
· We will ensure a continued focus on maximising the resource potential and value creation on the Norwegian continental shelf.
· We will be a world leader in subsea technology and at the forefront of advanced drilling and well technology.
· We will build on excellent results in reservoir management and improved oil recovery.
· We will have a project management organisation with unique experience and first-class execution capabilities.
· We will be recognised for strong efforts and results within HSE and Corporate Social Responsibility.
· We will have a stronger position in the European gas market, with world-class gas value chains.
· We will reinforce our international E&P presence, and strengthen important core areas.
· We will be a leading player in pursuing cleaner and more sustainable energy production, including carbon capture and storage.
· We will continue to develop and strengthen downstream positions.
Many of you know Hydro well. We have a long-standing partnership with the company in many fields and projects, in Norway and internationally. Likewise, we know the company to be a strong and able competitor. We are both recognised internationally as outstanding companies, at the forefront of technological innovation in the global offshore industry.
Statoil will be the acquiring company in legal terms, and around 5,000 Hydro employees will join us in the merged company. In practical terms, we should all have the mindset that this is a merger of equals which will create a new group, a Norwegian-based energy champion where the strengths of both organisations will create something larger than the sum of each company.
By joining forces, we will be even better positioned to take the NCS to its full potential in both mature and frontier areas. Combining the best of both organisations, we will significantly improve our competitive position internationally. We will be able to take on even more challenging tasks and to pursue new and larger business opportunities. In short, this will be a company with more exciting challenges for us all.
I acknowledge that many of you will wonder what the effect of this merger will be for your job, your department and your business area. I do not have all the answers at this point. An integration team will head the process of integrating the organisations. We expect the merger to be completed during the third quarter of 2007. A more detailed time-line will be announced early in 2007.
What I would like to emphasise is that this merger is driven by an ambition to grow activities in Norway and internationally. We need your experience, your skills and your competence. Some overlap in functions is a reality which needs to be addressed, but the requirement for additional human resources to handle new and increased activity is probably even greater. Personnel reductions in overlapping functions are expected to be limited, and to take place mainly through internal realignment and natural turnover.
Until the merger is completed, we will continue to pursue our business as usual as two separate companies.
Line managers will have direct responsibility for informing employees as we move along. Openness, dialogue and involvement will be key principles in the integration process.
The business address of the merged entity will be Stavanger. Group functions will be located in both Oslo and Stavanger. I will have offices in both cities.
The merged company will be established on the basis of Statoil’s organisational and governance structure, and be further developed from there.
Business areas and operations will be run from several locations. Management for the business areas will be:
- Exploration & Production Norway – Tore Torvund, Stavanger.
- International Exploration & Production – Peter Mellbye, Oslo.
- Projects – Morten Ruud, Oslo.
- Technology and New Energy – Margareth Øvrum, Bergen.
- Natural Gas, Rune Bjørnson, Stavanger.
- Manufacturing & Marketing, Jon Arnt Jacobsen, Stavanger.
In addition, the CEC will have the following responsibilities:
- Finance — Eldar Sætre.
- Corporate center and support functions — Hilde Aasheim.

As for other office locations in Norway and around the world where both companies are present, the integration process will strive to find the best solutions for the merged company and for the workforce.
As a part of the integration process, we have decided to select a new name for the merged company. The Statoil name bears a proud history, and the sight of the brand arouses positive emotions in me, as I am sure it does in you. At the same time we must recognise the achievements which our forthcoming colleagues attach to their own name and brand. I am confident that the new name which is eventually chosen will soon be associated with even greater achievements and success – a hallmark of quality that we all can identify ourselves with.
At town hall meetings, I have communicated to you that we all need to be open to change. This merger means a significant change. We are transforming two great companies into one which is even greater, stronger and better positioned for growth.
In fact, we are creating history.
Helge Lund
Corporate Communication. News editor: Bente Bergøy Miljeteig
Published 18.12.2006 07:30:00
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.